UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ITEM 1
(a) Name of Issuer: ADVANCED MARKETING SERVICES
(b) Address of Issuer: 5880 Oberlin Drive, Suite 400
                       San Diego, CA 92121

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 00753T105

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 893,524
(b) Percent of class: 3.91
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		893,524

ITEM 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]